Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130227
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated February 10, 2006)
$160,000,000
1.50% Senior Convertible Debentures due 2025

       This prospectus supplement No. 2 supplements and amends the prospectus dated February 10, 2006, as supplemented and amended by prospectus supplement No. 1 dated March 17, 2006, relating to $160.0 million aggregate principal amount of our 1.50% Senior Convertible Debentures due 2025 and shares of our Class A common stock into which the Debentures are convertible. You should read this prospectus supplement No. 2 in conjunction with the prospectus, as amended, and this prospectus supplement No. 2 is qualified by reference to such prospectus, except to the extent that the information in this prospectus supplement No. 2 supersedes the information contained in such prospectus. This prospectus supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements that have not otherwise been superseded.
      The table beginning on page 92 of the prospectus, as supplemented and amended by prospectus supplement No. 1 dated March 17, 2006, sets forth information with respect to the selling securityholders and the respective amounts of Debentures and Class A common stock into which the Debentures are convertible that are beneficially owned by each selling securityholder which may be offered pursuant to the prospectus. The table is hereby supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to certain securityholders listed in the prospectus or in any amendments or supplements thereto. The information below was furnished to us on or before April 20, 2006 by the selling securityholders named below.

	Principal Amount		Number of Shares
	of Debentures	Percentage of	of Class A	Percentage of
	Beneficially Owned	Debentures	Common That	Class A Common
Name of Selling Securityholder	That May Be Sold	Outstanding	May Be Sold	Outstanding

Bear, Stearns & Co. Inc.(4)	$294,000	*	28,538	*
CNH CA Master Account, LP(8)	$37,560,000	23.48%	3,645,893	2.43%
Millennium Partners, L.P.(29)	$1,860,000	1.16%	180,547	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(22)	$11,950,000	7.47%	1,159,969	*

(22)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stablecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stablecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(29)	Millennium Management, L.L.C., a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners, L.P.

Investing in the Debentures or Class A common stock involves risks. See “Risk Factors” beginning on page 12 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 21, 2006.